Via Facsimile and U.S. Mail
Mail Stop 6010

September 22, 2006

Mr. Jean-Claude Leroy
Chief Financial Officer
sanofi-aventis
174, Avenue de France
75013 Paris, France

Re: sanofi-aventis
Form 20-F for the Fiscal Year Ended December 31, 2005
File No. 001-31368

Dear Mr. Leroy:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 66

Presentation of Net Sales, page 71
Developed Sales, page 72

1. Please explain to us why sales that are not included in your consolidated operations are appropriate to include in this discussion.

<u>Contractual Obligations and Other Commercial Commitments, page 91</u>

2. Based on your disclosure on the consolidated statement of cash flows, it appears that interest payments represent a significant cash outflow for the Company. As these payments represent material future obligations of the Company, we believe the inclusion of estimated interest payments in the contractual obligations table or a related footnote disclosure will provide investors increased transparency of your cash flow. Please provide us with a revised contractual obligations table that includes the future interest, not just principal, payments on your total debt. Refer to Financial Reporting Release 72.

<u>Consolidated Income Statements, page 158</u>

3. Please explain to us what is intended by the presentation of the line item "Operating income – current" in this presentation. Include a discussion of how this presentation complies with the guidance provided in IAS 1.

<u>B.4.1. Research and development not acquired in a business combination, page 165</u>

4. Please tell us why you defer the amortization of "Separately acquired research and development" until you receive regulatory approval for these projects and why amortizing this asset beginning at the acquisition date is not appropriate.

<u>D.4. Intangible assets, page 186</u>

5. We note that the majority of your intangible assets are related to "Rights to marketed Aventis products." Given the apparent significance of these amounts, please provide to us in disclosure-type format the amounts assigned to each significant product right acquired in this acquisition. Refer to paragraph 122(b) of IAS 38.

<u>D.15. Shareholders' equity, page 193</u>

6. We were unable to locate a reconciliation of the number of shares outstanding at the beginning and the end of the periods presented. Please identify for us where this information was included or provide to us in disclosure-type format this reconciliation. Refer to paragraph 76(a)(iv) of IAS 1.

<u>D.17. Debt, cash and cash equivalent, page 200</u>

7. Please explain to us why you presented all of your disclosures in this note related to your debt obligations as net of your current cash position.

D.18. Provisions and other non-current liabilities, page 204

8. Please provide to us in disclosure type format a discussion of the facts and
    circumstances that led to "Reversals of unutilized provisions" for each of the
    years presented.

D.21. Contractual obligations and other commercial commitments, page 215

Commercial commitments, page 216

9. It does not appear that you included the potential milestone payments that could
    be made under each of these agreements. Please provide to us in disclosure-type
    format the amounts payable under each of these agreements along with the events
    that will trigger these payments, including specifically the revised Regeneron
    agreement and the agreement with Becton Dickinson.

D.22. Legal and arbitral proceedings, page 217

10. For each of the various litigations discussed in this note, please provide us in
    disclosure-type format an estimate of the financial effect as required by paragraph
    86(a) of IAS 37. Where it is not practicable to provide this information, include
    this fact as required by paragraph 91 of IAS in the disclosure-type format that you
    provide us and tell us why it is not practicable for you to disclose the financial
    effect.

11. In addition, we were unable to locate a discussion of contingencies in your U.S.
    GAAP footnotes. For each of the various litigations, please provide to us in
    disclosure type format the possible loss or range of loss or that an estimate cannot
    be made as required by paragraph 10 of SFAS 5. In your disclosure-type format,
    also include the amount being sought by the other parties in the various litigations
    or clarify that an amount has not been specified.

D.35. Segment information, page 238

12. Please provide to us in disclosure-type format a discussion that includes your
    revenues by products or related groups of products. Refer to paragraph 37 of
    SFAS 131. Also explain to us why you presented your stated segment measure as
    an audited amount under the line item "Adjusted consolidated net income
    (unaudited)."

*   *   *   *

Please provide us the information requested within 10 business days of the date of
this letter or tell us when you will provide a response prior to the expiration of the 10-day
period. Please furnish a letter with your responses that keys your responses to our

comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant